                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                     CUNNINGHAM GRAPHICS INTERNATIONAL, INC.
                     ---------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)


                                    231157108
                                    ---------
                                 (CUSIP Number)

                              James B. Benson, Esq.
                         Automatic Data Processing, Inc.
                                One ADP Boulevard
                           Roseland, New Jersey 07068

                              Douglas A. Cifu, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                      ------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                   May 2, 2000
                                   -----------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This document consists of 11 pages

CUSIP NO. 231157108
------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        AUTOMATIC DATA PROCESSING, INC.
------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /


                                                                      (b) /X/

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
------- ------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or                                                      / /
        2(e)
------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
-------------------------------- ----- -----------------------------------------
                                 7     SOLE VOTING POWER

                                               -0-
           NUMBER OF
            SHARES
      BENEFICIALLY OWNED
       BY EACH REPORTING
            PERSON
             WITH
                                 ----- -----------------------------------------
                                 8     SHARED VOTING POWER

                                           2,577,827(1)
                                 ----- -----------------------------------------
                                 9     SOLE DISPOSITIVE POWER

                                                -0-
                                 ----- -----------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                           2,577,827(1)
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,577,827
------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           45%
------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

          CO
------- ------------------------------------------------------------------------
----------
(1) No shares of common stock, no par value, of Cunningham Graphics International, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and tender agreement (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of Cunningham Graphics International, Inc. Any such beneficial ownership is expressly denied by the reporting person.

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INTRODUCTION

          No shares of common stock, no par value (the "COMMON STOCK"), of Cunningham Graphics International, Inc., a New Jersey corporation (the "ISSUER"), have been purchased, directly or indirectly, by the reporting person. Automatic Data Processing, Inc., a Delaware corporation ("ADP"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting and Tender Agreement (as defined below).

          On May 2, 2000, the Issuer, ADP and FIS Acquisition Corp., a New Jersey corporation and a wholly owned subsidiary of ADP ("MERGERSUB") entered into an Agreement and Plan of Merger, in the form attached hereto as Exhibit 1 (the "MERGER AGREEMENT"), which is incorporated herein by reference. Upon the terms and subject to the conditions of the Merger Agreement, MergerSub will commence, no later than seven business days following public announcement of the terms of the Merger Agreement, a tender offer to purchase all outstanding shares of Common Stock at a price of $22 per share, net to the seller in cash (the "OFFER"). In addition, upon the terms and subject to the conditions of the Merger Agreement, MergerSub will be merged with and into the Issuer (the "MERGER") and in connection therewith each outstanding share of Common Stock will be entitled to receive in cash an amount per share equal to the price per share offered in the Offer.

          The obligation of MergerSub to consummate the Offer and to accept for payment and pay for any shares of Common Stock tendered pursuant to the Offer is subject to a number of conditions, including the valid tender and lack of proper withdrawal as of the expiration of the initial offering period for the Offer that number of shares of Common Stock which, together with any shares of Common Stock then beneficially owned by MergerSub or ADP, represents at least a majority of the total number of outstanding shares of Common Stock on a fully diluted basis on the date of purchase. In addition, completion of the Merger is subject to the satisfaction of a number of other conditions, including the approval of the plan of merger contained in the Merger Agreement by the affirmative vote of the shareholders of the Issuer required by and in accordance with applicable law, and the acceptance for purchase and payment for the shares of Common Stock tendered pursuant to the Offer by MergerSub.

          In connection therewith, ADP, MergerSub and certain shareholders of the Issuer (each a "SHAREHOLDER" and, collectively, the "SHAREHOLDERS") have entered into a Voting and Tender Agreement, dated as of May 2, 2000, in the form attached hereto as Exhibit 2 (the "VOTING AND TENDER AGREEMENT"), which is incorporated herein by reference, whereby each Shareholder has agreed that, (i) he will tender (or cause to be tendered), pursuant to and in accordance with the Offer, all shares of Common Stock, whether beneficially owned or held of record, by such Shareholder on the date of the Voting and Tender Agreement or which may subsequently be acquired by such Shareholder (with respect to each Shareholder, the "OWNED SHARES"), and (ii) at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, he will vote (or cause to be voted) the Owned Shares of such Shareholder in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and against any proposal for any extraordinary corporate transaction, such as a recapitalization, dissolution, liquidation or sale of assets of the Issuer or any merger, consolidation or other business combination (other than the Merger) between the Issuer and any person (other than ADP or a subsidiary of ADP) or any other action or agreement that is intended or which reasonably could be expected to
(A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (B) result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled or (C) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

          Each Shareholder further agreed that such Shareholder (i) will immediately terminate any discussions with any third party concerning an Acquisition Proposal (as defined in the Merger Agreement) and (ii) will not, and will not permit any of his representatives to, directly or indirectly, (A) encourage, solicit or initiate any Acquisition Proposal, (B) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any person or group (other than ADP or MergerSub or any affiliate or associate of ADP or MergerSub) concerning any Acquisition Proposal, (C) enter into an agreement with any person, other than ADP, providing for a possible Acquisition Proposal, or (D) make or authorize any statement, recommendation or solicitation in support of any possible Acquisition Proposal by any person, other than by ADP. Notwithstanding the above, such Shareholder may take any action in the Shareholder's capacity as a director, officer or employee of the Issuer permitted under the Merger Agreement.

          Each Shareholder further agreed that (i) except as contemplated by the Voting and Tender Agreement, such Shareholder will not enter into any agreement, arrangement or understanding with, or grant a proxy or power of attorney to, any person with respect to the Owned Shares which would prevent such Shareholder from complying with obligations under the Voting and Tender Agreement, and (ii) such Shareholder will not, directly or indirectly, (A) except as provided in the Voting and Tender Agreement, Transfer (as defined in the Voting and Tender Agreement) to any person any or all Owned Shares and will not cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusals, agreements, or limitations on such Shareholder's voting rights, to attach to the Owned Shares to be tendered to MergerSub pursuant to the Voting and Tender Agreement or to the options to acquire shares of Common Stock now owned or which may be hereafter acquired or any Owned Shares issuable thereunder, or (B) grant any proxies or powers of attorney, deposit any Owned Shares into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Shares.

          The Voting and Tender Agreement terminates upon the earlier to occur of (i) the date upon which ADP will have purchased and paid for all of the Owned Shares of such Shareholder in accordance with the Offer (or any subsequent or replacement tender offer by ADP or any of its subsidiaries) and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms. If the Merger Agreement, however, is terminated pursuant to any of Sections 8.01(d), (e) or (f) of the Merger Agreement and at the time of such termination the Termination Fee (as defined in the Merger Agreement) either is or may become payable pursuant to Section 8.03(b) of the Merger Agreement, the Voting and Tender Agreement will only terminate on the date which is nine months after the date of termination of the Merger Agreement, and that during any such nine month period, the limitation on Transfers contained in the Voting and Tender Agreement will not prohibit or limit any Transfer of any Owned Shares by any Shareholder
(A) in open market transactions pursuant to Rule 144 of the Securities Act of 1933, as amended, or (B) pursuant to an underwritten public offering effectuated in a manner so as to result in a wide-spread distribution of the subject shares.

          The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto. Please refer to the more detailed provisions of the Merger Agreement and the Voting and Tender Agreement set forth as Exhibits attached hereto.

ITEM 1.   SECURITY AND ISSUER.

          The class of equity securities to which this Statement on Schedule 13D (the "STATEMENT") relates is the common stock, no par value (defined above as the "COMMON STOCK"), of Cunningham Graphics International, Inc., a New Jersey corporation (defined above as the "ISSUER"). The principal executive offices of the Issuer are located at 100 Burma Road, Jersey City, New Jersey 07305.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a)-(c), (f). This Statement is filed by Automatic Data Processing, Inc., a Delaware corporation (defined above as "ADP"). The principal business of ADP is computing services. The address of the principal business and principal office of ADP is One ADP Boulevard, Roseland, New Jersey 07068.

          The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each executive officer and director of ADP are set forth in Schedule 1 hereto, which is incorporated herein by reference.

          (d) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither ADP nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by ADP. Rather, as an inducement and a condition to its entering into the Merger Agreement, ADP and the Shareholders have entered into the Voting and Tender Agreement, pursuant to which the Shareholders have agreed to tender their respective shares of Common Stock in the Offer and vote their respective shares of Common Stock in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated herein by reference).

ITEM 4.   PURPOSE OF TRANSACTION.

          No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by ADP. ADP could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Shareholders have entered into the Voting and Tender Agreement (as described in the Introduction of this Statement, which is incorporated herein by reference) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, ADP disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

          Each of Paragraphs (a) through (j) of Item 4 may be applicable to the transactions contemplated by the Merger Agreement.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) ADP may be deemed to beneficially own 2,577,827 shares of Common Stock as a result of entering into the Voting and Tender Agreement, which, based on calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and there being 5,757,606 shares of Common Stock outstanding on May 2, 2000 (as represented to ADP by the Issuer in the Merger Agreement), represents approximately 45% of the outstanding Common Stock. To the knowledge of ADP, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, ADP disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. ADP disclaims membership in any group with respect to the Common Stock, by virtue of ADP's execution of the Voting and Tender Agreement or otherwise.

          (b) As a result of entering into the Voting and Tender Agreement, ADP may be deemed to have shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition, of the shares of Common Stock herein reported as beneficially owned by it.

          The Shareholders share the power to vote and dispose of the shares of Common Stock herein reported as beneficially owned by ADP. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Shareholders, which information is based on information disclosed by the Issuer and the Shareholders in their respective public filings with the Securities and Exchange Commission and on information provided by the Shareholders to ADP:

          Michael R. Cunningham is a citizen of the United States whose principal business address is 100 Burma Road, Jersey City, New Jersey 07305. Mr. Cunningham's principal occupation is serving as President and Chief Executive Officer of the Issuer.

          James J. Cunningham is a citizen of the United States whose principal occupation is being an attorney specializing in workers compensation and labor and employment law. Mr. Cunningham's principal business address is 100 Burma Road, Jersey City, New Jersey 07305.

          Gordon Mays is a citizen of the United States whose principal business address is 100 Burma Road, Jersey City, New Jersey 07305. Mr. Mays serves as a director and Executive Vice President of the Issuer.

          Timothy Mays is a citizen of the United States whose principal business address is 100 Burma Road, Jersey City, New Jersey 07305. Mr. Mays serves as Executive Vice President of Sales and Secretary of the Issuer.

          To the knowledge of ADP, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

          To the knowledge of ADP, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (c) Neither ADP nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

          (d) To the knowledge of ADP, only the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported herein as beneficially owned by ADP.

          (e)    Paragraph (e) of Item 5 is inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Reference is made to the Introduction and Item 5 of this Statement, which are incorporated herein by reference, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, dated as of May 2, 2000, among Automatic Data Processing, Inc. FIS Acquisition Corp. and Cunningham Graphics International Inc.

Exhibit 2 Voting and Tender Agreement, dated as of May 2, 2000, among Automatic Data Processing, Inc. FIS Acquisition Corp. and the Shareholders listed therein.

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                                    SIGNATURE


          After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2000


                                    AUTOMATIC DATA PROCESSING, INC.


                                    By:   /s/ James B. Benson
                                       -----------------------------------------
                                       James B. Benson
                                       Vice President



                                    FIS ACQUISITION CORP.


                                    By:   /s/ James B. Benson
                                       -----------------------------------------
                                       James B. Benson
                                       President

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                                   SCHEDULE 1


                      INFORMATION WITH RESPECT TO DIRECTORS
                          AND EXECUTIVE OFFICERS OF ADP


            The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of ADP. Except as indicated below, the business address of each director and executive officer of ADP is One ADP Boulevard, Roseland, New Jersey 07068-1728. Each of the directors and executive officers of ADP is a citizen of the United States.


                                                  BUSINESS ADDRESS AND PRESENT
NAME                                                  PRINCIPAL OCCUPATION
----                                    ----------------------------------------------

DIRECTORS OF ADP
----------------

Gary C. Butler......................    President and Chief Operating Officer of ADP

Joseph A. Califano, Jr..............    Chairman of the Board and President, National
                                        Center on Addiction and Substance Abuse at
                                        Columbia University
                                        152 West 57th Street, 12th Floor
                                        New York, New York 10019

Leon G. Cooperman...................    Chairman and Chief Executive Officer of Omega
                                        Advisors, Inc., an investment partnership
                                        Wall Street Plaza
                                        88 Pine Street, 31st Floor
                                        New York, New York 10004

George H. Heilmeier.................    Chairman Emeritus of Telecordia Technologies
                                        (formerly Bellcore), a research and engineering
                                        consortium
                                        445 South Street
                                        Morristown, New Jersey 07960

Ann Dibble Jordan...................    Consultant
                                        2940 Benton Place, N.W.
                                        Washington, DC 20008

Harvey M. Krueger...................    Vice Chairman of Lehman Brothers,
                                        an investment banking firm
                                        American Express Tower, 17th Floor
                                        New York, NY 10285


                                                  BUSINESS ADDRESS AND PRESENT
NAME                                                  PRINCIPAL OCCUPATION
----                                    ----------------------------------------------

Frederic V. Malek...................    Chairman of Thayer Capital
                                        Partners, a merchant banking firm
                                        1455 Pennsylvania Avenue, N.W.
                                        Suite 350
                                        Washington, DC 20004

Henry Taub..........................    Honorary Chairman and Chairman of the
                                        Executive Committee of the Board of ADP
                                        300 Frank W. Burr Blvd., 7th Floor
                                        Teaneck, NJ 07666

Laurence A. Tisch...................    Co-Chairman of the Board of
                                        Loews Corporation, which is engaged in
                                        the consumer products, hotel and
                                        insurance business
                                        667 Madison Avenue, 7th Floor
                                        New York, New York 10021

Arthur F. Weinbach..................    Chairman of the Board and Chief Executive
                                        Officer of ADP

Josh S. Weston......................    Honorary Chairman of the Board of ADP


EXECUTIVE OFFICERS OF ADP
-------------------------

James B. Benson.....................    Vice President, General Counsel
                                        and Secretary of ADP

Richard C. Berke....................    Vice President, Human Resources of ADP

Gary C. Butler......................    President and Chief Operating Officer of ADP

Richard J. Daly.....................    Group Co-President, Brokerage Services of ADP

G. Harry Durity.....................    Vice President, Worldwide Business Development
                                        of ADP

Russel Fradin.......................    Group President, Employer Services of ADP

Eugene A. Hall......................    Senior Vice President of ADP

Richard J. Haviland.................    Vice President and Chief Financial Officer of
                                        ADP

John P. Hogan.......................    Group Co-President, Brokerage Services of ADP

S. Michael Martone..................    Group President, Dealer Services of ADP

Arthur F. Weinbach..................    Chairman and Chief Executive Officer of ADP

                                  EXHIBIT INDEX


  EXHIBIT
    NO.          DESCRIPTION
    ---          -----------
     1           Agreement and Plan of Merger, dated as of May 2, 2000, among
                 Automatic Data Processing, Inc. FIS Acquisition Corp. and
                 Cunningham Graphics International Inc.

     2 Voting and Tender Agreement, dated as of May 2, 2000, among Automatic Data Processing, Inc. FIS Acquisition Corp. and the Shareholders listed therein.